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Exhibit 99.1

FACTORS THAT MAY AFFECT FUTURE RESULTS OF OPERATION

ENS has incurred and may in the future incur substantial losses.

        ENS, which is currently 94% owned by the Company, generated income from operations of $1,276,591 in its most recent fiscal year, ended September 30, 2002, and we believe its profitable operations will continue in 2003. ENS incurred net losses in most years since inception, including net losses from operations of ($860,752) in the ENS fiscal year ended September 30, 2001. ENS continues to invest in infrastructure development, applications development and sales and marketing in order to ramp up its revenue growth. We believe improved operating efficiencies will lead to better results of operations in the near future; however, ENS may incur net operating losses and negative cash flows during this ramp up phase.

The business of providing electronic healthcare transaction processing is difficult to evaluate.

        It is difficult to evaluate ENS' businesses and prospects, and our business model is still emerging. Our operating results have been and may in the future be affected by numerous factors, many of which are outside of our control, including, but not limited to:

        —market acceptance of and demand for ENS' services

        —our ability to continue to develop ENS' services

        —competition

        —capacity constraints and dependencies on computer infrastructure

        —operating expenses relating to strategic partnerships

        —usage of the Internet

        —economic conditions affecting the healthcare or Internet industries

        —general economic conditions

Managing our growth may strain our administrative and technical resources.

        ENS continued to streamline operations further while continuing to grow. This restructuring and added stability will allow for continued rapid growth with minimal incremental fixed costs. Anticipated growth places a significant strain on managerial, operational, technical and other resources, which strain is expected to continue. If we are unable to respond to and manage this anticipated growth, then the quality of ENS' services and results of operations could be materially adversely affected.

Need to expand ENS' suite of applications and service offerings.

        In addition to its full-cycle suite of healthcare transaction processing software and services, we currently offer a number of Internet-based applications platforms. We are introducing and must continue to introduce new applications and services, improve the functionality of existing services and successfully launch these services in a timely manner in order to attract and retain customers. We rely on a combination of internal development, strategic relationships, licensing and acquisitions to develop these applications and services. Each ENS application, regardless of how it was developed, must be integrated and customized to operate with existing customer legacy computer systems and our platform.

ENS will be dependent on strategic relationships to generate certain revenues.

        Our ability to generate revenues will suffer if we cannot establish and maintain strategic relationships. We believe that these relationships will provide additional customers and will generate acceptance of our platform, applications and services. Although we have established several short-term strategic relationships, we have not entered into agreements for any major long-term partnerships, and there is no assurance we can do so on favorable terms.

Revenues are concentrated in a few customers.

        In fiscal 2002, we received significant revenues from two customers, Benesight and Lifeguard, who together accounted for approximately 42% of ENS' operational revenue for the fiscal year ended September 30, 2002. Lifeguard, which accounted for 12% of total revenues during fiscal 2002, was conserved under receivership during fiscal 2002 by The California State Department of Managed Health Care Operations (DMCO), which ordered Lifeguard to wind down its membership by December 31, 2002. Benesight, which operates under multi-year agreements and recently added several new affiliates as ENS customers, will account for a significant portion of revenues in 2003. Loss of this customer's business could have an adverse effect on ENS' results of operations.

Performance problems with ENS' systems could damage our business.

        We could be harmed if ENS or its customers experience system delays, failures or loss of data. ENS currently processes substantially all customer transactions and data at its own facilities. Although ENS has redundant systems, contingency plans and dual facilities for disaster recovery, not all emergencies can be fully covered, such as if both facilities are not functioning. The occurrence of a major catastrophic event or other system failure at any of such facilities could interrupt data processing or result in the loss of stored data. While ENS has general liability insurance that we believe is adequate, including coverage for errors and omissions, ENS may not be able to maintain this insurance on reasonable terms in the future. In addition, the insurance may not be sufficient to cover large claims, and the insurer could deny coverage on claims. If ENS is liable for an uninsured or underinsured claim or if premiums increase significantly, ENS' financial condition and results of operations could be materially harmed.

Our business will be harmed if we are unsuccessful in responding to rapid technology changes in the healthcare market.

        The healthcare information exchange and transaction processing markets are relatively new and evolving markets. The pace of change in our markets is rapid and there are frequent new product introductions and evolving industry standards. We may be unsuccessful in responding to technological developments and changing customer needs. In addition, our application and service offerings may become obsolete due to the adoption of new technologies or standards.

Our internet platform infrastructure and scalability may not withstand increased use.

        Though steadily increasing, to date we have processed a limited number and variety of transactions over internet platforms. Similarly, a limited number of healthcare participants use these platforms. Though designed as scalable, our systems may not accommodate increased use while maintaining acceptable overall performance. We must continue to expand and adapt network infrastructure to accommodate anticipated additional users, increased transaction volumes and changing customer requirements. This expansion and adaptation will be expensive and will divert attention from other activities.

        Though increasing in volume, we cannot guarantee that we will be able to generate significant internet transaction revenues in the future. We have developed relationships with service providers to offer healthcare services through direct links from its web site to their web sites. However, there is no established business model for the sale of healthcare products or services for the full array of transaction types over the internet. Since our experience in the sale of services online or in the development of relationships with providers of such services is limited, we cannot fully predict how quickly customers will adopt this form of commerce or the compensation that we will receive for enabling these transactions.

We will face significant competition.

        The market for healthcare information services is intensely competitive, rapidly evolving and subject to rapid technological change. Many competitors have greater financial, technical, product development, marketing and other resources than we have. These organizations may be better known and have more customers than ENS. Many competitors have also announced or introduced strategies that will compete with our applications and services. See "Business—Competition."

Our business could be adversely affected as a result of political, regulatory, economic or other changes in the healthcare industry.

        The healthcare industry is highly regulated and is subject to changing political, economic and regulatory influences. These factors affect the purchasing practices and operation of healthcare organizations. Changes in current healthcare financing and reimbursement systems could cause us to make unplanned modifications to applications or services, or result in delays or cancellations of orders or in the revocation of endorsement of our applications and services by healthcare participants. Federal and state legislatures have periodically considered programs to reform or amend the U.S. healthcare system at both the federal and state level. These programs may contain proposals to increase governmental involvement in healthcare, lower reimbursement rates or otherwise change the environment in which healthcare industry participants operate. Laws and regulations may be adopted with respect to the Internet or other online services covering issues such as:

        —user privacy and patient confidentiality

        —pricing

        —content

        —copyrights and patents

        —distribution

        Healthcare industry participants may respond by reducing their investments or postponing investment decisions, including investments in our applications and services. We do not know what effect any proposals would have on our business.

Our intellectual property may be subjected to infringement claims or may be infringed upon.

        Our intellectual property is important to our business. We could be subject to intellectual property infringement claims as the number of competitors grows and the functionality of applications overlaps with competitive offerings. These claims, even if not meritorious, could be expensive and divert management's attention from operations. If we become liable to third parties for infringing intellectual property rights, we could be required to pay a substantial damage award and to develop noninfringing technology, obtain a license or cease selling the applications that contain the infringing intellectual property. We may be unable to develop noninfringing technology or obtain a license on commercially reasonable terms, or at all. In addition, we may not be able to protect against misappropriation of our intellectual property. We have not sought patents or copyright protection for any of our software or related technology. Third parties may infringe upon our intellectual property rights. If we do not detect any unauthorized use, we may be unable to enforce our rights.

Our business will be adversely affected if we cannot attract and retain key personnel.

        Future operating results will substantially depend on the ability of our officers and key employees to manage changing business conditions and to implement and improve technical, administrative, financial control and reporting systems. We need to attract, integrate, motivate and retain highly skilled technical people capable of developing, selling and installing complex healthcare information systems. We face intense competition for these people.

Any future acquisitions we make of companies or technologies may result in disruption to our business or distraction of our management, due to difficulties in assimilating acquired personnel and operations.

        We may acquire or make investments in complementary businesses, technologies, services or products, or in new areas, if appropriate opportunities arise. From time to time we engage in discussions and negotiations with companies regarding our acquiring or investing in such companies' businesses, products, services or technologies, in the ordinary course of our business. We cannot be assured that we will be able to identify future suitable acquisition or investment candidates, or if we do identify suitable candidates, that we will be able to make such acquisitions or investments on commercially acceptable terms or at all. If we acquire or invest in another company, we could have difficulty in assimilating that company's personnel, operations, technology and software. In addition, the key personnel of the acquired company may decide not to work for us. If we make other types of acquisitions, we could have difficulty in integrating the acquired products, services or technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations. Furthermore, we may incur indebtedness or issue equity securities to pay for any future acquisitions. The issuance of equity securities would be dilutive to our existing stockholders. As of January 15, 2003, we had no agreement to enter into any material investment or acquisition transaction.

Any future dispositions we make of our assets or businesses may result in disruption to our business.

        We may also dispose of assets or businesses from time to time. We cannot be assured that we will be able to make such dispositions on commercially acceptable terms or at all. As of January 22, 2003, we had no agreement to enter into any material disposition transaction. If we sell significant portions of our businesses, we will be obliged to redeploy our assets into acquisitions or further development of existing businesses, with all the attendant risks, or distribute the proceeds, if any, to our stockholders.

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  Exhibit 99.1
FACTORS THAT MAY AFFECT FUTURE RESULTS OF OPERATION